
April 27, 2020

William Shawn Clark
President and Chief Executive Officer
Viabuilt Ventures, Inc.
2475 N. John Young Parkway
Orlando, FL 32804

> **Re: Viabuilt Ventures Inc.**
> **Form 8-K**
> **Filed December 31, 2019**
> **File No. 333-188753**

Dear Mr. Clark:

We issued comments on the above captioned filing on January 27, 2020. On March 6, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing